EXHIBIT 99.1

TOP Ships Inc. Announces Agreements to Sell Its Current Fleet and Initiation of Program to Acquire New Vessels

ATHENS, Greece, Sept. 6, 2013 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (the "Company"), an international maritime shipping company that provides transportation services for petroleum products and dry bulk commodities, announced today that it has entered into three Stock Purchase Agreements with an affiliate of the AMCI Poseidon investment fund by which the Company has agreed to sell the six shipowning subsidiaries which own the Company's six vessels, for an aggregate cash consideration of approximately $173 million less approximately $135 million in debt and swap obligations of the Company that will be assumed by the buyers.

These Stock Purchase Agreements are subject to approval of the transactions by the Company's shareholders, consents from the Company's bank lenders and charterers, if required, and other customary closing conditions. The transactions will be considered at the Company's next Annual General Meeting of shareholders, expected to take place at the end of September, 2013. The parties anticipate that the transactions will close in late October 2013.

The Company intends to use the net proceeds of the sale to pay down existing liabilities on its balance sheet and, together with future borrowings, to initiate a program of acquisition of new vessels.

About TOP Ships Inc.

TOP Ships Inc. is an international maritime shipping company that provides transportation services for petroleum products, and dry bulk commodities.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Important Information

In connection with the proposed transactions, the Company intends to file a proxy statement and related materials on Form 6-K with the U.S. Securities and Exchange Commission (the "SEC") for the annual general meeting of shareholders at which the proposed transactions will be voted on. BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, HOLDERS OF THE COMPANY'S COMMON SHARES ARE URGED TO READ THEM CAREFULLY, IF AND WHEN THEY BECOME AVAILABLE. When filed with the SEC, the proxy statement and related materials will be available for free (along with any other documents and reports filed by the Company with the SEC) at the SEC's website, www.sec.gov, and at the Company's website, www.topships.org

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, inability to obtain requisite consents, inability to locate suitable newbuilding or secondhand vessels on acceptable terms or at all, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACT: Alexandros Tsirikos
         Chief Financial Officer
         TOP Ships Inc.
         1, Vassilissis Sofias Str. &
         Meg. Alexandrou Str.
         151 24, Maroussi, Greece
         Tel: +30 210 812 8180
         Email: atsirikos@topships.org